UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

_______________________________________________________________________

 (Exact name of Registrant as specified in its charter)
_______________________________________________________________________

Commission File Number  272199 100

Iowa (State of Incorporation)	20-4195009 (I.R.S. Employer Identification No.)

2108 140th Avenue, P.O. Box 21
Algona, IA  50511
(Address of Principal Executive Offices)

(515) 395-8888
Registrant’s telephone number, including area code
_____________________________________________________________________________________

(Check one):   ☐Form 10-K    ☐Form 20-F    ☐Form 11-K     ☒Form 10-Q    ☐Form 10-D    ☐Form N-SAR    ☐Form N-CSR

For Period Ended:    June 30, 2010

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended: ___________________

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

East Fork Biodiesel, LLC
Full Name of Registrant

N/A
Former Name if Applicable

2108 140th Ave., P.O. Box 21
Address of Principal Executive Office (Street and Number) Algona, IA 50511
City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report portion thereof, could not be filed within the prescribed time period.

Registrant has been unable to complete its Form 10-Q for the quarter ended June 30, 2010 within the prescribed time because of delays in Registrant’s negotiation of and supplemental filings with the Court to correct and clarify the terms and conditions of Registrant’s foreclosure proceedings regarding its real estate and Plant and supplemental Court filings in connection with its application for dissolution.  These matters have taken a significant amount of management’s time away from the preparation and completion of the Registrant’s Form 10-Q.  As a result, Registrant believes that these delays cannot be eliminated without unreasonable time and expense.

PART IV-- OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:
	Chris L. Daniel	515	451-7222
	(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed? If answer is no, identify report(s).        ☒Yes ☐No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?          ☐Yes  ☒No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

EAST FORK BIODEISEL, LLC

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 16, 2010	By:
Chris L. Daniel
	Its:	Chief Executive Officer

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